UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 20)*

                             A. O. SMITH CORPORATION
                                (Name of Issuer)

                      Class A Common Stock, $5.00 par value
                         (Title of Class of Securities)

                                  831-865-10-0
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))

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CUSIP No. 831-865-10-0
---------------------------


====== =========================================================================
   1   NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Smith Investment Company       IRS ID #39-6043416
       Lloyd B. Smith                 SS ####-##-####
       Arthur O. Smith                SS ####-##-####
====== =========================================================================
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [ ]
                                                                    (b)  [ ]
       Not Applicable
====== =========================================================================
   3   SEC USE ONLY


====== =========================================================================
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Smith Investment Company       - Nevada
       Lloyd B. Smith                 - United States
       Arthur O. Smith                - United States
======================= ====== =================================================
       NUMBER OF           5   SOLE VOTING POWER

        SHARES                 Smith Investment Company    - 8,067,252
                        ====== =================================================
     BENEFICIALLY          6   SHARED VOTING POWER

       OWNED BY                -0-
                        ====== =================================================
         EACH              7   SOLE DISPOSITIVE POWER

       REPORTING               Smith Investment Company    - 8,067,252
                        ====== =================================================
        PERSON             8   SHARED DISPOSITIVE POWER

         WITH                  -0-
======================= ====== =================================================
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       Smith Investment Company       - 8,067,252
       Lloyd B. Smith                 - 0
       Arthur O. Smith                - 0
====== =========================================================================
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

       Lloyd B. Smith                 [X]
       Arthur O. Smith                [X]
====== =========================================================================
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       Smith Investment Company       - 92.8%
       Lloyd B. Smith                 - 0%
       Arthur O. Smith                - 0%
====== =========================================================================
  12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       Smith Investment Company       - CO
       Lloyd B. Smith                 - IN
       Arthur O. Smith                - IN
====== =========================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!



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

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CUSIP No. 831-865-10-0
---------------------------


Item 1(a)       Name of Issuer:

                A. O. Smith Corporation

Item 1(b)       Address of Issuer's Principal Executive Officers:

                11270 West Park Place
                Milwaukee, Wisconsin 53224

Item 2(a)       Name of Person Filing:

                Smith Investment Company I.R.S. I.D. No. 39-6043416 Lloyd B. Smith -- S.S. No. ###-##-####
                Arthur O. Smith -- S.S. No. ###-##-####

Item 2(b)       Address of Principal Business Office or, if note, Residence:

                Smith Investment Company
                11270 West Park Place
                Milwaukee, Wisconsin 53224

                Lloyd B. Smith
                11270 West Park Place
                Milwaukee, Wisconsin 53224

                Arthur O. Smith
                11270 West Park Place
                Milwaukee, Wisconsin 53224

Item 2(c)       Citizenship

                Nevada -- Smith Investment Company
                United States -- Lloyd B. Smith and Arthur O. Smith

Item 2(d)       Title of Class or Securities:

                Class A Common Stock,  $5.00 par value

Item 2(e)       CUSIP Number

                831-865-10-0

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                Not applicable



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CUSIP No. 831-865-10-0
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Item 4.         Ownership

                        As of December  31,  1999,  Smith  Investment  Company
                owned 8,067,252 shares of A. O. Smith Corporation Class A Common Stock or approximately 92.8% of the outstanding stock. Smith Investment Company has sole power to vote and dispose of such shares.

                        Mr. Arthur O. Smith is a director of Smith  Investment
                Company. He retired as Chairman and Chief Executive Officer of Smith Investment Company in January 1999. During 1993, Mr. Lloyd B. Smith retired as Vice President and a director of Smith Investment Company.

                        On   December   31,   1999,   Arthur  O.  Smith  owned
                beneficially 230,740 shares, and his wife owned of record and beneficially 6,970 shares of the outstanding common stock of Smith Investment Company ("SICO") and 404,410 shares were held in various trusts for the benefit of the wife and issue of Arthur O. Smith. On December 31, 1999, Lloyd B. Smith owned beneficially 1,924 shares of the outstanding common stock of SICO and 624,086 shares were held in various trusts for the benefit of the wife and issue of Lloyd B. Smith. In addition, Messrs. Smith were trustees of various trusts for the benefit of persons other than themselves, their wives and issue, which trusts held an aggregate of 1,003,520 shares of the common stock of SICO outstanding on December 31, 1999. Messrs. Smith have shared investment and voting power on all trusts for which they are co-trustees. On all other trusts one or the other shares trust powers with at least one other person. The shares of common stock of SICO held beneficially by Messrs. Smith and their wives, together with shares held by Messrs. Smith in trust for others comprised 68.5% of the 3,317,066 outstanding shares of common stock of SICO on December 31, 1999. Messrs. Smith disclaim that any of the foregoing interests in the common stock of SICO constitute beneficial ownership of any Class A Common Stock of A. O.
                Smith Corporation.



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

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CUSIP No. 831-865-10-0
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Item 5          Ownership of Five Percent or Less of a Class:

                Not applicable

Item 6          Ownership of More than Five Percent on Behalf of Another Person:

                Not applicable

Item 7 Identificatio and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                Not applicable

Item 8          Identification and Classification of Members of the Group:

                Not applicable

Item 9          Notice of Dissolution of Group:

                Not applicable

Item 10         Certification

                Not applicable

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CUSIP No. 831-865-10-0
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                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         SMITH INVESTMENT COMPANY


                                         /s/ Bruce M. Smith
                                         ----------------------------------
                                         Bruce M. Smith, Chairman & CEO
                                         February 14, 2000


                                         /s/ Lloyd B. Smith
                                         ----------------------------------
                                         Lloyd B. Smith
                                         February 14, 2000


                                         /s/ Arthur O. Smith
                                         ----------------------------------
                                         Arthur O. Smith
                                         February 14, 2000



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